23002225

SEC FILE NUMBER
8-53731

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Laidlaw and Company (UK) Ltd.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

521 5th Ave, 12th Floor
(No. and Street)

New York	NY	10175
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Coolong	212-697-5200	jcoolong@laidlawltd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Eisner Amper LLP
(Name – if individual, state last, first, and middle name)

733 3rd Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, John Coolong, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Laidlaw and Company (UK) Ltd., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL H. FERENCE
Notary Public, State of New York
No. 02FE5067379
Qualified in New York County
Certificate Filed in New York County
Commission Expires ~~October 15, 20~~ January 14, 2027

Signature: John Coolong

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LAIDLAW & COMPANY (UK) LTD.

Table of Contents:

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Laidlaw & Company (UK) Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Laidlaw & Company (UK) Ltd. (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2022. Note: Partners of Raich Ende Malter & Co. LLP joined EisnerAmper LLP in 2022. Raich Ende Malter & Co. LLP had served as the Company's auditor since 2019.

EISNERAMPER LLP
New York, New York
May 18, 2023

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$ 1,459,543
Due from broker	218,093
Accounts receivable	1,385
Securities owned, at fair value	245,440
Due from related parties	1,491,629
Advances to Officers and Forgivable Loans to Employees	773,674
Property, equipment, and leasehold improvements, net	73,220
Operating lease right of use assets	341,035
Prepaid Expenses	124,808
Security Deposits	60,932
	$ 4,789,759

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities	$ 1,643,405
Operating lease liabilities	382,939
	$ 2,026,344

Stockholder's equity

Common stock, $1.45 par value; 689,279 ordinary shares authorized and outstanding	999,455
Paid-in capital	7,403,210
Retained earnings	(5,639,250)
	2,763,415
	$ 4,789,759

The accompanying notes are an integral part of the statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Laidlaw & Company (UK) Ltd. (the "Company") is a Broker-Dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is incorporated in the United Kingdom as a Private Limited Company. The Company has offices in London (United Kingdom), New York, Florida, and California and its customers are located throughout the United States and the United Kingdom. The U.S. dollar is the functional currency of the company.

The Company does not carry securities accounts for customers or perform custodial services and operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and also under footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. §240. 17a-5. The Company clears customer transactions on a fully disclosed basis with Stone X Group Inc ("StoneX").

For the year ended December 31, 2022 there was no change in shares issued or outstanding.

The Company is wholly owned by Laidlaw Holdings LTD ("Parent"). The Parent also owns Laidlaw Wealth Management LLC ("LWM"), a registered investment adviser, Laidlaw & Company International Ltd. ("International"), a financial services firm registered with the Financial Conduct Authority ("FCA") in the United Kingdom, and Laidlaw Private Equity LLC ("LPE"), a private equity firm (collectively, the "Affiliates"). The Company is involved in significant transactions with the Parent and Affiliates. See note 4 for further discussion of related party transactions.

2. SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which primarily includes several classes of services.

Securities Owned, at Fair Value

Securities owned are recorded at fair value as discussed in note 3.

Income Taxes

Deferred income taxes are recorded for differences between tax and financial statement basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred Tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2022, the Company did not have any unrecognized tax benefits or liabilities. The Company recognizes interest and penalties on any unrecognized tax benefits as a component of income tax expense. The Company operates in the United Kingdom, the United States, and in state and local jurisdictions, and the tax years from 2020 to 2022 remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Foreign Currency Translations

Assets and Liabilities denominated in foreign currencies (British Pounds Sterling) are translated at year end rates of exchange.

Credit Losses

Accounting Standards Codification (ASC) 326-20, Financial Instruments - Credit Losses, requires the Company to estimate the credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The Company evaluates each asset, the nature of the asset, the continued credit worthiness of the counterparties when determining the

underlying asset. The Company does not believe that an allowance is necessary for any of its financial assets.

The Company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the guidance.

Concentration of Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Stone X. The Company's clearing and execution agreement provides that Stone X's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Stone X records customer transactions on a settlement date basis, which is generally two business days after the trade date. Stone X is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Stone X may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Stone X is charged back to the Company.

The Company, in conjunction with Stone X, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Stone X establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lease Accounting

The Company made a policy election to recognize short-term lease payments as an expense on a straight-line basis over the lease term.

The Company defines a short-term lease as a lease that, at commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

The Company has lease agreements that contain related non-lease components (e.g. maintenance, insurance, etc.). The Company made a policy election to not separate lease components and non-lease components for all underlying asset classes.

See note 9 for further disclosures regarding ROU Assets and long-term lease liabilities.

Cash

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The Company maintains cash with commercial banks. At times, such amounts may exceed Federal Deposit Insurance Corporation limits. At December 31, 2022, the Company has $1,384,497 in excess of federally insured limits.

3. SECURITIES OWNED, AT FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows. For the year ended December 31, 2022 there were no changes in valuation methodology.

Common Stock & Exchange Traded Funds: Securities, including exchange traded funds traded on a registered U.S. securities exchange are valued based on the quoted prices from the exchange. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities that are traded in inactive markets are categorized in Level 2 of the fair value hierarchy.

Mutual Funds: Mutual find prices, also known as at Net Asset Value (NAV) are updated once a day when the US stock market closes. The mutual funds held by the plan are deemed to be actively traded if they can be redeemed at NAV. These are categorized in Level 1 of the fair value hierarchy.

Warrants: Warrants are valued at intrinsic value, which is the difference between the value of the underlying security and the exercise price of the warrant. At December 31, 2022, the Company valued all warrants at $0. When the Company has investments in warrants that are in the money their fair value would be categorized in Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on as of December 31, 2022:

	Level 1	**Level 2**	**Level 3**	**Total**
Common Stock				
Software	$99,844	$-	$-	$99,844
Artificial Intelligence	71,266	-	-	71,266
Medical Device	386	-	-	386
Mutual Fund and Other Liquid Funds				
MF- Fixed Income	24,430	-	-	24,430
ETF- Treasury Bonds	6,925	-	-	6,925
EFT- Large Cap	6,167			6,167
ETF- Mid Cap	6,756	-	-	6,756
ETF- Small Cap	6,115	-	-	6,115
ETF- Real Estate	5,971	-	-	5,971
ETF- Emerging Markets	5,534	-	-	5,534
ETF- Precious Metals	5,482	-	-	5,482
ETF- Technology	5,153	-	-	5,153
Other Liquid Funds	1,411	-	-	1,411
	$245,440	$0	$0	$245,440

The Company's policy is to recognize transfers between Level 1 and Level 2 and into and out of Level 3 as of the date of the event or change in circumstances that caused that transfer. For the year ended December 31, 2022, there were no transfers between Level 1 and Level 2 and no transfers in or out of Level 3.

4. RELATED PARTIES

The following tables set forth the Company's related party assets and liabilities as of December 31, 2022.

ASSETS:

Laidlaw Holdings LTD:	
Due from Related Parties – Laidlaw Holdings LTD	$ 268,652

From time to time the Company pays bills and certain expenses are allocated to and from on behalf of the Parent. Some of these expenses include, but are not limited to, rent, office expenses and communications.

During the year ended December 31, 2022 the Company advanced the Parent approximately $684,000 of which $436,00 was paid back. Additionally in 2022, the Parent determined that the New York City-based lease should be assumed by the Parent. See note 9 for further details.

Laidlaw & Company International LTD:	
Due from Related Parties – Laidlaw & Company International LTD.	$ 132,946

The Company facilitates trades in European markets, on behalf of its customers, through International's FCA license. International facilitates trades in the United States' markets, on behalf of its customers, through the Company, which is a registered Broker-Dealer. The Company and International agree on the amount of commissions to allocate to each other. The percentage allocated depends on the registered representatives involved. In addition, the Company and International share other resources and agree on the amount of these expenses to allocate to each other. Some of these resources and expenses include, but are not limited to salaries, rent, office expenses and communications.

During the year ended December 31, 2022 the Company received $418,000 in payments from International and paid approximately $243,000 to International.

Laidlaw Wealth Management, LLC:	
Due from Related Parties - Laidlaw Wealth Management, LLC	$ 1,072,818

From time to time the Company and LWM pay bills and other items on behalf of each other which are allocated to and from each Company. Some of these expenses include, but are not limited to, salaries, benefits, office expenses and communications. Certain revenues and commission expenses are allocated between the entities as well. These include RIA fees earned by LWM advisors that conduct business through StoneX (as noted in the Revenue Recognition Footnote – RIA Fee Income). In addition, certain advisors of LWM and registered representatives of the Company are duly registered and may conduct business on both the Schwab and the StoneX platforms. In these cases, the commission expenses are allocated appropriately between the Company and LWM.

During the year ended December 31, 2022 net payments from LWM to the Company were approximately $806,000.

Laidlaw Private Equity LLC:	
Due from Related Parties - Laidlaw Private Equity LLC	$ 17,213

From time to time the Company pays bills and certain expenses are allocated to and from on behalf of the LPE. Some of these expenses include, but are not limited to office expenses. During the year ended December 31, 2022 the Company advanced approximately $8,000 to LPE and received $33,000 in payments from LPE.

The intercompany balances are included in Due from related parties on the Statement of Financial Condition. These amounts are due on demand and do not bear interest.

Total due from related parties:	$ 1,491,629

Advances to officers are advances made to senior management and are expected to be paid back in full. The Company does not charge interest and has not established a repayment term for these advances to officers. Loans to employees are forgiven on a pro-rata basis over time by the Company. These loans are given to employees as an inducement to continue employment at the Company. Forgivable loan principal amounts are capitalized, then amortized over the life of the contract. The advances to officers and forgivable loans to employees are included on the Statement of Financial Condition.

Advances to Officers:	$ 354,994
Forgivable Loans to Employees:	$ 418,680
Total:	$ 773,674

The Company has invested approximately $73,944 in accounts held at Charles Schwab that are managed by LWM. Securities held in these accounts are included in Securities owned, at fair value in the Statement of Financial Condition.

From time to time, the Company has acted as a participating dealer in the sale of member interests of various independent special purpose vehicles ("SPVs). The Company has no role in the management of the SPVs or any ownership in any of such SPVs and its sole role is to act as a participating dealer. The SPVs are owned 100% by the members of the respective SPVs. LPE, an affiliate of the Company, has a voting interest in the manager of the SPVs which, in turn, may be eligible for a potential carried interest allocation based on the performance of the respective SPV. Neither LPE nor the management service provider has any ownership interest in the SPVs.

5. DUE FROM BROKER

Due from Broker at December 31, 2022, consist of the following:

Receivable from Clearing Organization	$ 167,893
Deposit with Clearing Organization	50,200
	$ 218,093

Pursuant to the clearance agreement with StoneX, the Company's Clearing Broker, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Broker. The Company has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at StoneX.

6. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Property and equipment consist of the following at December 31, 2022:

Leasehold improvement	$ 1,423,700
Computer equipment	1,095,224
Furniture and fixtures	855,044
	3,373,968
Less: accumulated depreciation and amortization	(3,300,748)
	$ 73,220

7. INCOME TAXES

Income taxes consist of taxes currently due and deferred tax benefits, which arise primarily as a result of temporary differences in the recognition of assets and liabilities for tax and financial reporting purposes, including depreciation and amortization, lease liabilities, charitable contributions, and net operating loss carryforwards for income tax purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets were as follows:

	12/31/2022
Fixed Assets	$(19,977)
Lease liability	12,152
Net operating losses	1,024,611
Charitable contributions	139,076
Total gross deferred tax assets (liabilities)	**1,155,862**
Less valuation allowance	(1,155,862)
Net deferred tax assets (liabilities)	$ -

At December 31, 2022 the Company has recorded a full valuation allowance against its net deferred tax assets of $1.1 million, since in the judgement of management, these assets are more likely than not, not to be utilized.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred taxes will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered projected future taxable income and tax-planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. As of December 31, 2022 the Company has gross $3.5 million of Federal net operating losses of which all have an indefinite life. There are State net operating losses of about $3.5 million that begin to expire in 2039.

The Internal Revenue Code ("IRC") limits the amounts of net operating loss ("NOL") carryforwards that a company may use in any one year in the event of certain cumulative changes in ownership over a three-year period as described in Section 382 of the IRC. The Company has not performed a detailed analysis to determine whether an ownership change has occurred. Such a change in ownership could limit the Company's utilization of the net operating losses, and could be triggered by subsequent sales of securities by us or our stockholders. The deferred tax asset related to the NOL reflected on the consolidated financial statements could be reduced by this limitation.

8. RETIREMENT PLAN

The Company sponsors a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. Employees can contribute a percentage of their salary up to amounts specified by the plan agreement, capped by annual limits set by the Internal Revenue Service. Matching contributions may be made at the discretion of the Company. The Company did not make a matching contribution for the plan year ended December 31, 2022.

9. COMMITMENTS AND CONTINGENCIES

Leases

The Company determines if an arrangement is a lease at the inception of the contract. The Company's operating leases are included in operating lease right-of-use assets ("ROU") assets, current portion of long-term operating lease liabilities, and long-term operating lease liabilities are on the accompanying Statement of Financial Condition. The operating ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. As the Company's leases do not provide an implicit interest rate, the Company utilizes an estimated incremental borrowing rate based on information available at commencement date in determining the estimated present value of future payments.

The Company leases office space and certain equipment under various non-cancellable operating leases. The Company follows ASC 842 regarding the accounting of the leases. The leases expire through April 30, 2026 and the leases call for monthly payments and specified escalations on the office leases.

Maturities of non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2022 are as follows:

Year Ending December 31,			
	2023		218,668
	2024		80,751
	2025		83,169
	2026		28,556
			$411,144
		Less Imputed Interest	(28,205)
Total			$382,939

Supplemental information related to the leases as of December 31, 2022 is as follows:

Current Portion of Long-Term Operating Lease Liabilities	$ 218,668
Long-Term Operating Lease Liabilities	$192,476
Total Operating Lease Liabilities	$411,144
Weighted average remaining lease term:	2.47 years
Weighted average discount rate:	5.43%

Supplemental Cash Flows Information:

Cash paid for amounts included in the measurement of lease liabilities:	$934,580

In July of 2022, the Company assigned its lease obligation of its corporate offices located at 521 5th Ave, 12 Floor, New York, NY to its Parent company, Laidlaw Holdings LTD. The Parent company assumed all right of use assets and obligations under the lease and became solely responsible for all liabilities under the lease. The net amount of $1,549,713 is the liability assumed deemed capital contribution by the Parent.

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitrations. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations and the SEC. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company as of the date of issuance of these financial statements will have no material adverse effect on the Company's financial condition.

Regulatory

In the ordinary course of business, the Company may be subject to regulatory inquiries or proceedings primarily in connection with its activities as a securities broker-dealer.

On June 28, 2019, the Company received correspondence from the SEC relating to their onsite examination of the Company. The Company has continued to receive any additional requests for information and has responded accordingly. As of the date of these financial statements, the Company has not received examination findings and it does not believe that outcome of the examination is determinable at this time.

In July of 2021, the Company submitted a Letter of Acceptance, Waiver, and Consent ("AWC") proposing a settlement related to the 2020 "Wells" Notice it had received from FINRA. The Company as part of the "AWC" accepted a censure and a fine in the amount of $1,500,000. On July 15, 2021, FINRA accepted the "AWC" and the matter is now closed. As of December 31, 2022 the firm owed FINRA a total of $788,398 including principal of $742,021 and interest of $46,377 for this matter.

In April 2022 FINRA's began its routine examination of the Company. The examination has been completed and the firm received the examination report in December 2022. The firm submitted its responses in January of 2023 and February 2023. As of the date of these financial statements, the Company has not received an exam disposition letter from FINRA and therefore it does not believe that the outcome of the examination is determinable at this time.

In January 2023, the Company submitted an executed Consent Order to the State of Connecticut. The Company as part of the Consent Order accepted a censure, a fine in the amount of $200,000 and agreed to certain restrictions imposed by the State of Connecticut. On January 23, 2023, the State of Connecticut accepted the Consent Order and the matter is now closed. The total amount of the fine was probable and estimable and included in accounts payable, accrued expense and other liabilities at December 31, 2022.

In February of 2023, the Company submitted a Letter of Acceptance, Waiver, and Consent ("AWC") proposing a settlement related to the 2019 FINRA exam and other related issues that had been referred to enforcement. The Company as part of the AWC accepted a censure and a fine in the amount of $200,000. On February 17, 2023, FINRA accepted the AWC and the matter is now closed. The total amount of the fine was not probable, nor estimated as of December 31, 2022, however, a reserve to cover anticipated costs related to its defense of $25,000 was recorded in the accounts payable, accrued expense and other liabilities at December 31, 2022.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims

that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $181,020 which was $68,666 above of its required net capital of $112,354. The Company had a percentage of aggregate indebtedness to net capital of 9.31 to 1 as of December 31, 2022.

11. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequently to December 31, 2022 and through May 18, 2023 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022 other than as disclosed below.

On January 31, 2023, the Company entered into a Temporary Subordinated Loan Agreement ("Temporary Subordinated Loan") with an investor in accordance with Appendix D of SEC Rule 15c 3-1. This Temporary Subordinated Loan is non-secured and subordinate to our obligations to other vendors and creditors. The Temporary Subordinated Loan had a 45-day term. The firm paid back the loan on March 17, 2023.

On March 12, 2023, The Federal Deposit Insurance Corporation ("FDIC") took over the operation of Signature Bank and set up a bridge bank named Signature Bridge Bank N.A. The FDIC guaranteed 100% all of the deposits that were held at Signature Bank. The Company has had a banking relationship with Signature Bank for many years and has various commercial accounts including operating, payroll and savings accounts.

On March 19, 2023 Signature Bridge Bank N.A was acquired by New York Community Bancorp Inc. ("NYCB"), which is the parent company of Flagstar Bank, N.A. ("Flagstar"). The bank's new name will be Flagstar Bank and the company has been informed that for the foreseeable future, the bank will continue to operate business as usual. The company anticipates that it will be dealing with the same Private Client Group that has serviced the company over the past years. The Company does not believe that this change in bank ownership will have any material

impact on the firm's financial statements as Flagstar Bank will continue to operate and service the clients it inherited from Signature Bank.

GOING CONCERN

These financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2022, the Company incurred a net loss of $4,426,132 and experienced net cash outflows from operations of $3,339,837. Beginning in January of 2023, the Company reallocated resources accordingly within the firm and scaled back on non-critical costs. Additionally, the CEO and a Director of the Company intend to provide capital infusions as needed to the Parent, as it has historically done, to enable the Company to meet its financial obligations and maintain minimum net capital requirements on a moment-to-moment basis. After evaluating the expected results of cost saving measures and availability of capital, management believes the Company has mitigating conditions to remain a going concern.